Exhibit 4.8

This GUARANTY LETTER (“Agreement”) is made and entered into as of 15 August 2025,

BY:

Oxford Road Investments Limited, a company incorporated under the laws of England and Wales, company number 08809538, whose registered office is at 14 Berkeley Street, Mayfair, London W1J 8DX (the “Guarantor” or the “Company”)

IN FAVOUR OF:

Fort Technologies Inc., a company incorporated under the laws of the Province of British Columbia, Canada, company number BC1232620, with its registered office at 501-3292 Production Way, Burnaby, British Columbia V5A 4R4 Canada (the “Lender”).

1.	Guarantee

1.1	The Guarantor hereby irrevocably and unconditionally guarantees to grant the Lender a charge over all Surplus Proceeds remaining after the full repayment of all amounts due to the Company’s senior lender, being Together Commercial Finance Limited, according to a loan agreement signed 22 March 2024.

1.2	The Guarantor hereby irrevocably and unconditionally guarantees to the Lender the due and punctual payment and performance of all present and future obligations and liabilities of the Borrower to the Lender under the Loan Agreement dated 8 August 2025 between the Borrower, the Company, and the Lender (the “Loan Agreement”), including the repayment in full of the Loans (as defined in the Loan Agreement) together with all accrued interest, fees, costs, and expenses (collectively, the “Guaranteed Obligations”).”

1.3	For the purposes of this Agreement, Secured Property means all Surplus Proceeds (as defined in the Loan Agreement) and any related rights, accounts, or receivables into which such Surplus Proceeds are paid

2.	Undertakings of the Guarantor

The Guarantor undertakes:

2.1	to notify the Lender immediately upon becoming aware of any event of default or material deterioration in the value of the Secured Property;

2.2	to execute and deliver all further documents and do all acts necessary to perfect the security interest created under this Agreement.

3.	Ranking

3.1	The rights of the Lender under this Agreement are expressly subordinated to the prior repayment in full of all obligations owed to Together Commercial Finance Limited under its senior lending facility.

4.	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of England and Wales, and the parties irrevocably submit to the non-exclusive jurisdiction of the English courts.

IN WITNESS whereof this Agreement has been executed by the parties as a deed on the day and year first before written.

Signed on behalf of

Oxford Road Investments Limited

/s/ Geva Dagan
Director

Signed on behalf of

Fort Technologies Inc.

/s/ Gabriel Kabazo
Chief Executive Officer